

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

Via E-mail
Walter Lee
President, Chief Executive Officer and Chief Accounting Officer
Quintec Corp.
Av. Vitacura 2670 Piso 15, Las Condes
7550098, Chile

     **Re: Quintec Corp.
           Amendment No. 2 to Form S-1
           Filed May 6, 2014
           File No. 333-195543**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose the net proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares offered. Please see Item 501(b)(3) of Regulation S-K.

Summary of the Offering, page 12

2. Please further revise your disclosure to state that there is no guarantee that you will receive any proceeds from the offering.

Description of Business, page 30

Business Development, page 30

3. Please quantify the amount of capital you consider "sufficient" to secure lease
    agreements for your kiosks.

Products and Services, page 30

4. Please quantify the costs to produce the objects you plan to sell at your kiosks. In
    addition, please disclose when you plan to produce your own proprietary models, the
    costs of such models, and when you believe you will be able to create objects on location
    while customers wait.

5. Please quantify the estimated cost to "test and design" the 3D printing models to be used
    by your customers.

Directors and Executive Officers, page 42

Indemnification of Directors and Officers, page 47

6. We note your statement that "[t]he only statute, charter provision, bylaw, contract, or
    other arrangement under which any controlling person, director or officer of us is insured
    or indemnified in any manner against any liability" is Chapter 78 of the Nevada Revised
    Statutes. Please revise your disclosure to clarify that your Articles of Incorporation and
    Bylaws also provide for indemnification of your officers and directors.

Exhibits and Financial Statement Schedules, page 50

Exhibit 5: Opinion and Consent of Legal Counsel

7. We note counsel's response to comment 23 in our letter dated May 23, 2014. Regarding
    assumption (iii) on page 2 of the legal opinion, as the price is fixed for the duration of the
    offering, please have this assumption deleted. Regarding assumptions (iv) and (vii), as
    the offering will commence upon the effectiveness of the registration statement and as the
    opinion will speak as of such date, we do not see how there could be any reasonable
    likelihood of uncertainty as to the terms and number of securities offered such that the
    aforementioned assumptions would be necessary; please these assumptions deleted.

8. We note counsel's response to comment 24 in our letter dated May 23, 2014. Please
    provide an explanation from counsel as to why limitations on counsel's opinion in
    paragraphs 3 and 4 on page 3, as well as the first full paragraph on page 4 of the legal
    opinion, are necessary and appropriate. In the alternative, please obtain and file a legal
    opinion that does not include these limitations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director